Exhibit (a)(5)(iii)

XAI Floating Rate & Alternative Income Trust Announces Final Results of Tender Offer

CHICAGO, October 21, 2026 - XAI Floating Rate & Alternative Income Trust (NYSE: XFLT) (the “Fund”), announced today the final results of its Tender Offer (the “Tender Offer”), which commenced September 18, 2026, and expired at 11:59 p.m., Eastern Time, on October 19, 2026. The Tender Offer was for up to 1,903,861 (approximately 12.5%) of the Fund’s outstanding common shares of beneficial interest, par value $0.01 per share (“Common Shares”). The purchase price of validly tendered and accepted Common Shares for the Fund will be 98% of the Fund's net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange on October 20, 2026.

The table below shows the final results of the Tender Offer as calculated by Computershare Trust Company, N.A. the depositary for the Tender Offer (the “Depositary”):

Tender Offer Amount	Shares Validly Tendered	Shares to be Purchased	Pro-Ration Factor*	Purchase Price of Validly Tendered Shares**	Number of Outstanding Common Shares after Giving Effect to Tender Offer
Up to 12.5% or 1,903,861 Shares	7,331,021	1,903,861	26.01%	$21.0602	13,327,023

* The number of Common Shares to be purchased divided by the number of Common Shares validly tendered. The pro-ration factor is subject to rounding adjustment to avoid the purchase of fractional shares.

** The purchase price of validly tendered and accepted Common Shares will be 98% of the Fund's net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange on October 20, 2026.

Questions regarding the Tender Offer may be directed to Okapi Partners LLC, the Information Agent for the Tender Offer, who can be reached at the toll-free number (877) 796-5274.

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About XA Investments

XA Investments LLC (“XAI”) is a Chicago-based firm founded by XMS Capital Partners in 2016. XAI serves as the investment adviser for two listed closed-end funds, an interval fund, and a tender offer fund. The listed closed-end funds, the XAI Floating Rate & Alternative Income Trust and XAI Madison Equity Premium Income Fund both trade on the New York Stock Exchange and the interval fund and tender offer fund, XAI CLO & Income Opportunities Fund and Evanston Multi-Alpha Fund are both available via direct subscription and through select broker/dealers and wealth management platforms.

In addition to investment advisory services, the firm also provides investment fund structuring and consulting services focused on registered closed-end funds to meet institutional client needs. XAI offers custom product build and consulting services, including product development and market research, marketing and fund management.

XAI believes that the investing public can benefit from new vehicles to access a broad range of alternative investment strategies and managers. XAI provides individual investors with access to institutional-caliber alternative managers. For more information, please visit www.xainvestments.com.

About XMS Capital Partners

XMS Capital Partners, LLC, established in 2006, is a global, independent, financial services firm providing M&A, corporate advisory and asset management services to clients. It has offices in Chicago, Boston and London. For more information, please visit www.xmscapital.com.

About Rockford Tower Asset Management

Rockford Tower Asset Management, L.L.C. is a wholly owned subsidiary of King Street Capital Management, L.P. (“King Street”) and an affiliate of Rockford Tower Capital Management (“Rockford Tower”). Rockford Tower, King Street’s dedicated CLO, CBO and SMA platform, was formed in 2017. Rockford Tower has over $14.7 billion of assets under management as of September 30, 2026, across 19 U.S. CLOs and 10 European CLOs, one CBO transaction and one SMA. In addition, Rockford Tower has traded over $99 billion of loans as of December 31, 2025.

About King Street Capital Management

King Street is a global alternative investment firm founded in 1995 that manages $30.9 billion in assets across public and private markets. The firm marries rigorous fundamental research with tactical trading and differentiated sourcing capabilities to identify investment opportunities across asset classes, up and down the capital structure. For more information, please visit www.kingstreet.com.

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XAI does not provide tax advice; please consult a professional tax advisor regarding your specific tax situation. Income may be subject to state and local taxes, as well as the federal alternative minimum tax.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Fund carefully before investing. For more information on the Fund, please visit the Fund’s webpage at www.xainvestments.com.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

NOT FDIC INSURED	NO BANK GUARANTEE	MAY LOSE VALUE

Paralel Distributors, LLC - Distributor

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Media Contact:

Kimberly Flynn, President
XA Investments LLC
Phone: 888-903-3358

Email: KFlynn@XAInvestments.com

www.xainvestments.com